BRANDON J. CAGE

Assistant Vice President, Counsel

Law Department

Phone: 949-219-3943

Fax: 949-219-3706

Brandon.Cage@pacificlife.com

November 6, 2020

Yoon Choo

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:	Separate Account A of Pacific Life Insurance Company (811-08946) Initial Registration Statement on Form N-4; Pre-Effective Amendment No. 1 Pacific Advisory Variable Annuity, File No. 333-240070

Separate Account A of Pacific Life & Annuity Company (811-09203) Initial Registration Statement on Form N-4; Pre-Effective Amendment No. 1 Pacific Advisory Variable Annuity, File No. 333-240071

Dear Ms. Choo:

On behalf of Pacific Life Insurance Company (“Pacific Life”), Separate Account A of Pacific Life (811-08946), Pacific Life & Annuity Company (“PLA”), and Separate Account A of PLA (811-09203) (hereinafter collectively referred to as “Registrants”), set forth below are responses to Staff comments received on November 2, 2020, in connection with the above referenced Initial Registration Statements (filed on July 24, 2020) and Pre-Effective Amendment No. 1 (filed on October 5, 2020) on Form N-4. All disclosure changes included in this response will be made to all registration statements referenced above, as applicable, by pre-effective amendment.

PROSPECTUS

Cover Page

1.	Staff Comment: Cover Page, First Paragraph – In the second sentence, please remove “Value” so that the sentence states “…the investment advisor will manage their Contract for an advisory fee.”

Response: We made the requested modification.

2.	Staff Comment: Cover Page, First Paragraph – Please add cross references to the relevant sections in the body of the prospectus.

Response: We made the requested modification.

Ms. Choo

November 6, 2020

Overview

Withdrawals (p. 10)

3.	Staff Comment: Withdrawals section – Please add as a new second and third sentence, after the first sentence that states the following “Withdrawals from your Contract to pay advisory fees reduces the Contract Value by the withdrawal amount. These withdrawals may impact guarantees under your contract and the benefits provided by the optional death benefit riders, even if they are not in excess 1.5% of the Contract Value during a calendar year.”

Response:We added the new second sentence to the disclosure and a portion of the third sentence. Respectfully however, stating that the benefits provided by the optional death benefits riders are impacted even if the withdrawal for advisory fees is not in excess of 1.5% will cause confusion regarding how the optional death benefit riders function. As fully disclosed under each optional death benefit rider, there are no adjustments to the rider benefits (Total Adjusted Purchase Payments) when withdrawals for advisory fees are made and such fees are less than 1.5% of the Contract Value during a calendar year.

Return of Investment (ROI) Death Benefit (including II) (p. 11)

4.	Staff Comment: Return of Investment (ROI) Death Benefit and Return of Investment (ROI) Death Benefit II section – Please add “This rider is called the Return of Purchase Payment Death Benefit in the Contract’s Rider”.

Response: We made the requested modification.

Examples (p. 14)

5.	Staff Comment: The fourth sentence states “The minimum amounts reflected below include the minimum periodic Contract expenses, Separate Account annual expenses and the Portfolio with the lowest fees and expenses for the year ended December 31, 2019.” Please (a) revise the reference to “periodic Contract expenses” to “Periodic Expenses” to align with the expense table; and (b) remove the separate reference to “Separate Account annual expenses” as these are subsumed under Periodic Expenses.

Response: We made the requested modification.

Death Benefits and Optional Death Benefit Riders

Return of Investment (ROI) Death Benefit (p. 36)

6.	Staff Comment: Rider Terms - Excess Advisory Fees – Please change the heading of “Excess Advisory Fees” to “Advisory Fees” and add the following “Authorized withdrawals from your Contract to pay advisory fees reduces the Contract Value by the withdrawal amount. These withdrawals may impact guarantees under your contract and the benefits provided by the optional death benefit riders, even if they are not in excess 1.5% of the Contract Value during a calendar year.” Also, please add a cross reference to the Return of Investment (ROI) Death Benefit sample calculation appendix for an example of how an advisory fee withdrawal can affect the death benefit amount.

Ms. Choo

November 6, 2020

Response: We modified the disclosure (both versions of the rider) by adding “Authorized withdrawals from your Contract to pay advisory fees (regardless of the percentage or amount withdrawn) reduces the Contract Value by the withdrawal amount and may impact guarantees under your Contract.” and the cross reference to the applicable sample calculations.

We did not change the term heading, since that is a defined term in the actual rider and is meant to only focus on and define excess advisory fees withdrawn and their effect on the rider. Respectfully however, stating that the benefits provided by the optional death benefits riders are impacted even if the withdrawal for advisory fees is not in excess of 1.5% will cause confusion regarding how the optional death benefit riders function. As fully disclosed under each optional death benefit rider, there are no adjustments to the rider benefits (Total Adjusted Purchase Payments) when withdrawals for advisory fees are made and such fees are less than 1.5% of the Contract Value during a calendar year.

7.	Staff Comment: Rider Terms – Excess Advisory Fees – Please add at the end of the first sentence that “and the withdrawal may reduce the death benefit by more than the actual excess withdrawal amount.” Also, please add a cross reference to the Return of Investment (ROI) Death Benefit sample calculation appendix for an example of how an Excess Advisory Fee withdrawal can affect the death benefit amount.

Response: We made the requested modifications to both death benefit rider versions.

Return of Investment (ROI) Death Benefit II (p. 38)

8.	Staff Comment: Please make the same disclosure changes to the Return of Investment (ROI) Death Benefit as were requested in Comments 6 and 7.

Response: We made certain modifications, see responses to Comments 6 and 7.

Withdrawals

Withdrawals to Pay Advisory Fees (p. 39)

9.	Staff Comment: At the end of the first paragraph, please disclose what Pacific Life will do in the event of a discrepancy between the instructions in the Advisory Authorization and the Advisory Fee Withdrawal Request.

Response: The Advisory Authorization form authorizes the investment advisor to deduct advisory fees directly from the Contract (uses of form is disclosed in second paragraph). The Advisory Fee Withdrawal Request Form provides specific instructions regarding the payment amount (dollar amount or percentage) and the payment frequency. The investment advisor works directly with their Contract Owner client regarding the advisory fee amount and the payment frequency. We follow the payment and frequency instructions provided in the Advisory Fee Withdrawal Request form. However, we will not make an advisory fee withdrawal until we have a completed Advisory Authorization signed by the Contract Owner.

To provide some clarity, we added the following disclosure at the end of the first paragraph:

“We will not allow or make an advisory fee withdrawal until we have a completed Advisory Authorization from the Contract Owner.”

10.	Staff Comment: First paragraph - Please change the last sentence from “inquire into the amount of the Contract Value withdrawn…” to “…inquire into the amount of the Contract Value submitted for withdrawal…”

Ms. Choo

November 6, 2020

Response: We made the requested modification.

11.	Staff Comment: Fourth paragraph – Please provide a cross reference to the Return of Investment (ROI) Death Benefit sample calculations for an example of how an advisory fee withdrawal, including an excess advisory fee withdrawal, can affect the death benefit.

Response: We made the requested modification.

Your Right to Cancel (“Free Look”) (p. 40)

12.	Staff Comment: Second paragraph – At the end of the last sentence, if accurate, please add “plus any amount deducted as Contract fees and charges” immediately after “or the Contract Value.”

Response: We made the requested modification.

Additional Information

Rule 12h-7 Representation (p. 59)

13.	Staff Comment: Please remove the Rule 12h-7 representation, it does not apply to an N-4 registration statement.

Response: We made the requested modification.

I believe that the foregoing is responsive to Staff comments. If you have any questions, please call me at (949) 219-3943. Thank you.

Sincerely,

/s/ Brandon J. Cage

Brandon J. Cage